March 28, 2019

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Mr. Robert Babula and Ms. Elizabeth Sellars

Re:            Pier 1 Imports, Inc.
Form 10-K for the Fiscal Year Ended March 3, 2018 (“10-K”)
Filed May 2, 2018
Form 10-Q for the Fiscal Quarter Ended December 1, 2018
Filed January 9, 2019
File No. 001-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the “Company”), the following is the response to the comments of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the “Staff”) received by letter dated February 28, 2019, with respect to the Form 10-K for the fiscal year ended March 3, 2018, filed on May 2, 2018 and the Form 10-Q for the fiscal quarter ended December 1, 2018, filed on January 9, 2019.  The Staff's comments and the Company's responses are set forth below.

Form-10-K for the Fiscal Year Ended March 3, 2018

Reconciliation of non-GAAP Financial Measures, page 26

1.
Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non- GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise your reconciliations of non-GAAP financial measures to begin with the comparable GAAP measure to avoid undue prominence.  Refer also to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please apply this comment to your earnings releases on Form 8-K, as applicable.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 28, 2019

Response:

In future filings, including the Form 10-K for the fiscal year ended March 2, 2019 and earnings releases on Form 8-K, as applicable, the Company will revise its reconciliations of non-GAAP financial measures to begin with the most directly comparable GAAP measure in order to avoid giving undue prominence to non-GAAP financial measures.  The Company will refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations for guidance regarding the presentation of non-GAAP financial measures.

Form 10-Q for the Fiscal Quarter Ended December 1, 2018

Financial Statements, page 4

2.
Based on your disclosure, it does not appear you recorded any store level long-lived asset impairments in fiscal 2018 or through the third quarter of fiscal 2019. Further, you state in your disclosure, “For store level long-lived assets, expected cash flows are determined based on management’s estimate of future sales, merchandise margin rates and expenses over the remaining expected terms of the leases.” In this regard, we note the comments made by management in the third quarter 2019 earnings call that would imply that certain stores are cash flow negative. Additionally, we note declining sales and gross profit margins for the fiscal year ended 2018, and the 13 and 39 weeks ended December 1, 2018. With reference to ASC 360-10-35-21, please clarify whether or not you tested any store level long lived assets for recoverability during the 39 weeks ended December 1, 2018. If not, please provide support for your conclusion that impairment testing was unnecessary. If you tested these assets for impairment, please refer to the guidance in ASC 360-10-35-29 through 33, and provide us with the summary results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows.

Response:

The Company recorded $241,000 of store level long-lived asset impairment charges during fiscal 2018, which the Company concluded was immaterial to the consolidated financial statements.  The Company included the following disclosure in the notes to the consolidated financial statements in the Form 10-K for the fiscal year ended March 3, 2018, in Note 1 - Description of Business and Summary of Significant Accounting Policies on page 41: “The Company recorded no material impairment charges in fiscal 2018.”

The Company conducted a review of its store level long-lived assets for indicators of impairment for the 39 weeks ended December 1, 2018 and concluded there were no indicators of impairment and, therefore, a test for recoverability was unnecessary.  The review considered several factors including:

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 28, 2019

o
Individual store performance over several quarters: When assessing long-lived assets for indicators of impairment, management considers the operating results of a store over several quarters and does not believe a limited number of underperforming quarters is necessarily an indicator of impairment.  The Company’s experience has shown that store performance may decline for a short period of time and return to cash flow positive performance in the near term.

o
Planned strategic initiatives: Management considers the potential impact of current and forthcoming strategic initiatives that are expected to improve store performance such as changes to the Company’s merchandise assortment, marketing campaigns and store layout.  Management also considers factors specific to an individual store such as the anticipated closure of a nearby store which is expected to result in a transfer of sales to the remaining store.

o
Timing of the holiday selling season: The Company generally has its highest sales volume during November and December.  Management believes the performance of a store during this season is an important factor in determining whether an indicator of impairment is present and considered this seasonality in the determination of impairment indicators at the end of the Company’s fiscal 2019 third quarter, December 1, 2018, which is in the middle of the holiday selling season.

o
Immaterial net book values: Many of the Company’s stores have store level long-lived assets comprised primarily of store fixtures with immaterial net book values.  After considering the estimated salvage value of the store fixtures which is based on historical sales of similar fixtures during store closures, an immaterial amount of carrying value generally remains for an individual store.

The Company acknowledges comments made by management in the third quarter fiscal 2019 earnings call that would imply certain stores are cash flow negative.  The cash flow negative stores referenced were either impaired in a prior fiscal year, cash flow positive until recently or have an immaterial net book value.

As a result of the fiscal year-end impairment assessment, the Company expects to record an immaterial impairment charge on store level long-lived assets for the fourth quarter of fiscal 2019.  The Company concluded during the fourth quarter, following the holiday selling season, that certain stores had shown a sufficient history of cash flow losses to result in an indicator of impairment.  Based on the expected future cash flows from these stores, the store level long-lived assets were determined to be impaired.  The amount of the impairment charge has not been finalized as of the date of this response but is not expected to be material.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 28, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 16

3.
We note your disclosure that company comparable store sales for the third quarter of fiscal 2019 decreased by 10.5% compared to the same period in fiscal 2018 and that comparable store sales for the year-to date period of fiscal 2019 decreased 10.1% compared to the same period in fiscal 2018. Please revise your discussion to provide more robust insight from management as to the underlying reasons for the declines in your comparable store sales and to clarify whether management expects this trend to continue in the future.

Response:

In future filings, beginning with the Form 10-K for the fiscal year ended March 2, 2019, the Company will revise its discussion related to company comparable sales to provide more robust insight from management as to the underlying reasons for any material increase or decrease in sales.  To the extent management is aware of material trends in comparable sales data with sufficient confidence to state an expectation, the Company will make appropriate disclosures regarding future trends.

* * * * *

We acknowledge the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding the foregoing or wish to discuss our response, please contact me at (817) 252-8300.

Sincerely,

Pier 1 Imports, Inc.

By:	/s/ Nancy A. Walsh
Nancy A. Walsh, Executive Vice President
and Chief Financial Officer